Exhibit 99.1

NorZinc Grants Stock Options and Share Units

NZC-TSX
NORZF-OTCQB

VANCOUVER, Feb. 1, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") announces that following completion of its annual year-end review, the Company has granted share-based incentive compensation to certain directors, officers and employees of the Company. Pursuant to the Company's stock option plan, the deferred share unit ("DSU") plan and the restricted share unit ("RSU") plan it has granted stock options exercisable into 7,010,000 common shares of the Company, DSUs exercisable into 1,116,000 common shares of the Company and RSUs exercisable into 2,689,000 common shares of the Company. The stock options are exercisable at C$0.10 per share (approximately 11% premium to market) with a 5-year term, vesting quarterly over 2 years. The DSUs are settled upon retirement, subject to the terms and conditions of the DSU plan. The RSUs granted vest immediately and are subject to a pay-out date in one year.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

E-mail: invest@norzinc.com    Website: www.norzinc.com

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7, steve.dawson@norzinc.com

CO: NorZinc Ltd.

CNW 13:09e 01-FEB-19